Exhibit 1

CAP ROCK ENERGY CORPORATION
RESTRICTED STOCK AGREEMENT
FOR EXECUTIVES

Restricted Stock Agreement (“Agreement”) effective as of the 1st day of July, 2003, between Cap Rock Energy Corporation ( “Company”) and David W. Pruitt (“Grantee”).

Grantee is a key employee of the Company.  In recognition of past service and in order to encourage Grantee to remain with the Company and devote his or her best efforts to its affairs, thereby advancing the interests of the Company and its shareholders, the Company and Grantee agree as follows:

1.                                       Grant of Restricted Shares.  Upon the execution of this Agreement and for consideration from Grantee to the Company in the form of past services to the Company, the Company shall issue to the Grantee 100,000 shares of Common Stock of the Company (“Stock”).  The shares of Stock issued to Grantee under this Agreement shall be subject to all of the terms, conditions and restrictions set forth in this Agreement and in the Cap Rock Energy Corporation 2001 Stock Incentive Plan (the “Plan”), which is incorporated herein by reference as a part of this Agreement.

2.                                       Forfeiture Restrictions.  The shares of Stock issued to Grantee pursuant to this Agreement shall not be sold, assigned, pledged, or otherwise transferred except as provided herein.  In the event of the termination of Grantee’s employment with the Company or any corporation or other entity of which fifty percent (50%) or more of the outstanding voting stock or voting ownership is directly or indirectly controlled by the Company (“Subsidiary”), Grantee shall be obligated to forfeit and surrender, without further consideration from the Company, such shares to the Company, to the extent such shares are then subject to the Forfeiture Restrictions.  The prohibition against transfer and the obligation to forfeit and surrender share to the Company are herein collectively referred to as the “Forfeiture Restrictions,” and the shares which are subject to the Forfeiture Restrictions are herein sometimes referred to as “Restricted Shares.”  The Forfeiture Restrictions shall be binding upon and enforceable against any transferee of Restricted Shares.

3.                                       Lapse of Forfeiture Restrictions.  Subject to Section 2 hereof, the Forfeiture Restrictions shall lapse as to the shares of Stock issued to Grantee pursuant to this Agreement upon the earliest to occur of the following events:

(a)                        the dates (“Vesting Dates”) set forth in the following schedule:

Vesting Date	Number of Shares Vesting

July 1, 2004	50% of shares granted
April 23, 2005	50% of shares granted

(b)                       the Grantee’s death, disability or Retirement, as defined in the Plan.  For purposes of this Agreement, the Committee, as defined in the Plan, shall have the sole discretion to determine whether the Grantee is disabled;

(c)                        termination of Grantee’s employment by the Company or any Subsidiary for reasons other than for Cause.  For purposes of this Agreement, Cause means conviction of a felony, which, in the discretion of the Board of Directors of the Company, cause or could cause substantial injury and discredit to the Company or any Subsidiary;

(d)                       upon a Change in Control, as defined in the Plan.

Notwithstanding the foregoing, the Committee may waive the Forfeiture Restrictions upon the termination of Grantee’s employment, if the Committee determines, in its sole discretion, that such waiver is appropriate.

For purposes of this Agreement, the following shall not be considered a termination of employment:  (a) a transfer of employment from the Company to any Subsidiary; (b) a leave of absence, duly authorized in writing by the Company, for military service or for any other purpose approved by the Company if the period of such leave does not exceed 90 days; (c) a leave of absence in excess of 90 days duly authorized in writing by the Company, provided that the Grantee’s right to reemployment is guaranteed either by statue or contract.

4.                                       Transferability of Stock Following Lapse of Forfeiture Restrictions.  Except as provided below, Grantee shall have the right to sell, assign, pledge or otherwise transfer the Stock with respect to which the Forfeiture Restrictions have lapsed, as provided in Section 2, in accordance with the following schedule:

Event	Percent Transferable
On Vesting Date	35%
12 months following Vesting Date	20%
24 months following Vesting Date	20%
90 days following termination of employment	100%

Notwithstanding the foregoing, unless Grantee elects to provide the Company with cash sufficient to pay all applicable income, employment and payroll taxes associated with the lapse of the Forfeiture Restrictions, upon the lapse of the Forfeiture Restrictions, as provided in Section 2, Grantee shall be required to sell thirty five percent (35%) of the Stock with respect to which such Restrictions lapse.  Grantee shall direct the Transfer Agent to pay to the Company, from the sale proceeds, all applicable income, employment and payroll taxes associated with the lapse of the Forfeiture Restrictions.  In addition, Grantee shall, during such time as he or she remains employed by the Company or any Subsidiary, retain at least twenty-five percent (25%) of the Stock awarded to Grantee herein.

5.                                       Shares Received in Reorganization or Stock Split.  The restrictions set forth in Sections 2 and 4 shall not apply to the exchange of Restricted Shares pursuant to a plan or reorganization of the Company, but the stock or securities received in exchange therefore, and any stock received as a result of a stock split or stock dividend with respect to the Restricted Shares shall also become Restricted Shares subject to the Forfeiture Restrictions and the transfer restrictions set forth in Section 4 (“Transfer Restrictions”).

6.                                       Endorsement on Certificate.  Each certificate representing Restricted Shares shall be endorsed as follows:

“The shares evidenced by this certificate have been issued pursuant to the terms of the Cap Rock Energy Corporation 2001 Stock Incentive Plan.  The shares of stock evidenced by this certificate are subject to forfeiture and/or transfer restrictions and may not be sold, assigned, pledged, or transferred except as provided by the terms and conditions of an agreement dated April 2, 2003, a copy of which is attached hereto and incorporated herein, between the Company and the registered holder of the shares, entered into pursuant to the terms of the above-referenced plan.”

7.                                       Community Interest of Spouse.  The community interest, if any, of any spouse of Grantee in any of the Restricted Shares granted herein shall be subject to all the terms, conditions and restrictions of this Agreement, and shall be forfeited and surrendered to the Company upon the occurrence of any of the events requiring Grantee’s interest in such Restricted Shares to be so forfeited and surrendered pursuant to this Agreement.

8.                                       Withholding of Tax.  To the extent the issuance of Stock or the lapse of the Forfeiture Restrictions results in the receipt of compensation by Grantee for tax purposes, the Company may withhold from any cash compensation or Restricted Shares then or thereafter payable to Grantee, the appropriate taxes.

9.                                       Tax Election Under Section 83(b).  If Grantee makes the election authorized under Section 83(b) of the Internal Revenue Code of 1986, as amended, Grantee shall submit a copy thereof to the Company within thirty days of the filing of such election with the Internal Revenue Service.

10.                                 Stock Power and Retention of Certificates.  The Company may require Grantee to execute and deliver to the Company a stock power in blank with respect to the Restricted Shares and may, in its sole discretion, determine to retain possession of the certificates for shares with respect to which the Forfeiture Restrictions and/or Transfer Restrictions have not lapsed.  The Company shall have the right, in its sole discretion, to exercise such stock power in the event that the Company becomes entitled to the shares pursuant to the provisions of Section 2 as a result of a termination of Grantee’s employment with the Company or any of its Subsidiaries.

Notwithstanding retention of such certificates by the Company, Grantee shall, subject to the provisions of Section 2 hereof, have all rights, including dividend and voting rights, with respect to the shares represented by such certificates.

11.                                 Binding Effect.  This Agreement shall be binding upon and insure to the benefit of any successors to the Company and all persons lawfully claiming under Grantee.

12.                                 Governing Law.  This Agreement shall be governed by, and construed in accordance with the laws of the State of Texas.  The state and federal courts situated in Midland County, Texas, shall have personal jurisdiction over the Company and Grantee to hear disputes concerning claims arising out of this Agreement.  The venue for any such disputes shall be exclusively in the state or federal courts in Midland County, Texas.

CAP ROCK ENERGY CORPORATION

By:	/s/ Ulen A. North

Title:	Executive Vice President

/s/ David W. Pruitt

David W. Pruitt